

August 19, 2014

<u>Via E-mail</u>
Rebecca S. Crabill
Chief Financial Officer
Monarch Community Bancorp, Inc.
375 North Willowbrook Road
Coldwater, MI 49036

      Re: Monarch Community Bancorp, Inc.
            Form 10-K for the fiscal year ended December 31, 2013
            Filed March 31, 2014
            File No. 000-49814

Dear Ms. Crabill:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Amit Pande

                              Amit Pande
                              Accounting Branch Chief